

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2023

Thierry Jiewei Li
Chief Financial Officer
CBAK Energy Technology, Inc.
CBAK Industrial Park, Meigui Street, Huayuankou
Economic Zone, Dalian City
Liaoning Province, China 116450

       Re: CBAK Energy Technology, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2022
           File No. 001-32898

Dear Thierry Jiewei Li:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Disclosure Review Program